As filed with the Securities and Exchange Commission on March 24, 2016
Investment Company Act File No. 811-22976
1933 Act File No. 333-204814
===============================================================
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
 (Check Appropriate Box or Boxes)

[X]	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No.
[X]	Post-Effective Amendment No.	1

[X]	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No.	6

Cross Shore Discovery Fund
2960 N. Meridian Street, Suite 300
Indianapolis, Indiana 46208
(317) 917-7000

and

Neil Kuttner, President and Principal Executive Officer
Cross Shore Discovery Fund
2960 N. Meridian Street, Suite 300
Indianapolis, Indiana 46208

COPIES TO: Edward C. Lawrence, Esq.
Bernstein Shur, Sawyer & Nelson
100 Middle Street
Portland, ME 04104-5029
(207) 228-7182

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-204814) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 1 shall become effective upon filing with the SEC.

PART C: OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)
Financial Statements included in Part A:
Financial Highlights for the period ended March 31, 2015.
Financial Statements included in Part B:
Financial Statements for the period of January 2, 2015 through March 31, 2015 for the Registrant.
Financial Statements for the period of August 1, 2012 through June 30, 2013 for Cross Shore Discovery Fund LTD, Report of Independent Public Accounting Firm thereon and Notes to Financial Statements.
Financial Statements for the period of July 1, 2013 through June 30, 2014 for Cross Shore Discovery Fund, LTD, Report of Independent Public Accounting Firm thereon and Notes to Financial Statements.

(2)(a)(1)
Certificate of Trust dated May 20, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(a)(1) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on June 12, 2014, accession number 0001193125-14-234318).

(2)(a)(2)
Agreement and Declaration of Trust dated May 20, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(a)(2) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on June 12, 2014, accession number 0001193125-14-234318).

(2)(b)
By-Laws dated May 20, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(b) to Registrant’s initial Registration Statement on Form N-2 via EDGAR on June 12, 2014, accession number 0001193125-14-234318).

(2)(c)	Not applicable.

(2)(d)	See Item 25(2)(a)(2).

(2)(e)	Included in Part A.

(2)(f)	Not applicable.

(2)(g)
Investment Advisory Agreement between Registrant and Cross Shore Capital Management, LLC dated December 31, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(g) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

(2)(h)(1)	Distribution Agreement among the Registrant, Cross Shore Capital Management, LLC and Unified Financial Securities, LLC dated January 1, 2016 is filed herewith.

(2)(h)(2)
Form of Dealer Agreement (Exhibit incorporated herein by reference as filed as Exhibit 2(h)(2) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

(2)(i)	Not applicable.

(2)(j)(1)
Custody Agreement between the Registrant and The Huntington National Bank, N.A. dated December 10, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(j)(i) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

(2)(j)(2)
Sub-Custody Agreement among The Huntington National Bank, Citco Bank Canada and the Registrant dated December 10, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(j)(ii) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

(2)(k)(1)
Services Agreement between Registrant and Citco Mutual Fund Services, Inc. dated December 31, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(k)(i) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

(2)(k)(2)
First Amendment, dated May 27, 2015, to the Services Agreement between Registrant and Citco Mutual Fund Services, Inc. dated December 31, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(k)(2) to Registrant’s Registration Statement on Form N-2 via EDGAR on June 9, 2015, accession number 0001193125-15-216875).

(2)(k)(3)
Transfer Agency Services Agreement between Registrant and Huntington Asset Services, Inc. dated December 31, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(k)(ii) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

(2)(k)(4)
Letter Agreement regarding fee waivers (Exhibit incorporated herein by reference as filed as Exhibit 2(h)(3) to Registrant’s Registration Statement on Form N-2 via EDGAR on November 6, 2015, accession number 0001193125-15-370058).

(2)(l)
Opinion and Consent of Counsel (Exhibit incorporated herein by reference as filed as Exhibit 2(l) to Registrant’s Registration Statement on Form N-2 via EDGAR on November 6, 2015, accession number 0001193125-15-370058).

(2)(m)	Not applicable.

(2)(n)
Consent of independent registered public accounting firm (Exhibit incorporated herein by reference as filed as Exhibit 2(n) to Registrant’s Registration Statement on Form N-2 via EDGAR on November 6, 2015, accession number 0001193125-15-370058).

(2)(o)	Not applicable.

(2)(p)
Initial Capital Agreement between the Registrant and Cross Shore Capital Management, LLC dated September 9, 2014 (Exhibit incorporated herein by reference as filed as Exhibit 2(p) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

(2)(q)	Not applicable.

(2)(r)(1)
Code of Ethics for the Registrant (Exhibit incorporated herein by reference as filed as Exhibit 2(r)(i) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

(2)(r)(2)
Code of Ethics of Cross Shore Capital Management, LLC (Exhibit incorporated herein by reference as filed as Exhibit 2(r)(ii) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

(2)(r)(3)
Code of Ethics of Huntington Asset Services, Inc. and Unified Financial Securities, Inc. (Exhibit incorporated herein by reference as filed as Exhibit 2(r)(iii) to Pre-Effective Amendment #1 to Registrant’s Registration Statement on Form N-2 via EDGAR on December 29, 2014, accession number 0001193125-14-455719).

Other Exhibits

A	Powers of Attorney for David J. Gruber and Thomas E. Niehaus, Trustees of the Trust is filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

The following table sets forth the estimated annual expenses, payable by the Registrant in connection with the issuance and distribution of the securities covered by this registration statement.

Registration Fees	$18,090
Accounting fees and expenses	$94,500
Legal fees and expenses	$32,000
Printing and mailing	$11,720
Transfer Agency	$20,000
Trustee	$20,000
Total	$196,310

Item 28. Persons Controlled by or Under Common Control with Registrant

The Registrant may be deemed to be controlled directly by Cross Shore Capital Management, LLC, a New York limited liability company and the Registrant’s investment adviser, and Cross Shore QP Partners, LP, a Delaware limited partnership and beneficial owner of more than 25% of the outstanding beneficial interests of the Registrant.

Item 29. Number of Holders of Securities

Title of Class	Number of Recordholders
Institutional Shares	50 (as of February 29, 2016)

Item 30. Indemnification

Section 8.2 of the Registrant’s Agreement and Declaration of Trust states:

The Trust shall indemnify each of its Trustees and officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable attorneys’ and accountants’ fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which he or she may be involved or with which he or she may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”).  Expenses, including attorneys’ and accountants’ fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and either (b) such Covered Person provides security for such undertaking, (c) the Trust is insured against losses arising by reason of such payment, or (d) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 7 of the Investment Advisory Agreement between the Trust and Cross Shore Capital Management, LLC includes language similar to the following:

(a)   The Adviser shall indemnify the Fund and its officers, directors, employees, affiliates and agents (each, a “Trust Indemnitee”) for, and shall defend and hold each Trust Indemnitee harmless from, all losses, costs, damages and expenses (including reasonable legal fees) (collectively, the “Losses”) incurred by the Trust Indemnitee and arising from or in connection with the performance of this Agreement or a Subadvisory Agreement and resulting from the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or a Subadvisory Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement or a Subadvisory Agreement, or the breach of its fiduciary duty to the Trust under federal securities laws or state laws; provided, however, no such indemnification shall be required to the extent that the Losses result from the Trust’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or the Trust’s reckless disregard of its duties or obligations under this Agreement.

(b)   The Trust shall indemnify the Adviser, its officers, directors, employees, affiliates and agents (each, an “Adviser Indemnitee”) for, and shall defend and hold each Adviser Indemnitee harmless from all Losses incurred by the Adviser Indemnitee and arising from or in connection with the performance of its duties under this Agreement; provided, however, no such indemnification shall be required to the extent that the Losses result from the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or a Subadvisory Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement or a Subadvisory Agreement, or the Adviser’s breach of its fiduciary duty under federal securities laws and state law.

(c)   Upon the assertion of a claim for which a party may be required to indemnify an Trust Indemnitee or an Adviser Indemnity (each, an “Indemnitee”), the Indemnitee must promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all developments concerning such claim.  The indemnifying party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee.  The Indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it except with the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed; notwithstanding Sections 7(a) and 7(b) hereof, in the event the Indemnitee has not secured such consent from the indemnifying party, the indemnifying party shall have no obligation to indemnify the Indemnitee.

Section 5 of the Distribution Agreement between the Trust, Cross Shore Capital Management, LLC and Unified Financial Securities, LLC includes language similar to the following:

5.1.  Trust Indemnification. The Trust will indemnify, defend and hold harmless the Distributor, its several officers and directors, and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act, from and against any losses, claims, damages or liabilities, joint or several, to which any of them may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectus or in any application or other document executed by or on behalf of the Trust, or arise out of, or are based upon, information furnished by or on behalf of the Trust filed in any state in order to qualify the Shares under the securities or blue sky laws thereof (“Blue Sky Application”), or arise out of, or are based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Distributor, its several officers and directors, and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act, for any legal or other expenses reasonably incurred by any of them in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Trust shall not be liable in any case to the extent that such loss, claim, damage or liability arises out of, or is based upon, any untrue statement, alleged untrue statement, or omission or alleged omission made in the Registration Statement, the Prospectuses, any Blue Sky Application or any application or other document executed by or on behalf of the Trust in reliance upon and in conformity with written information furnished to the Trust by, or on behalf of, and with respect to, the Distributor specifically for inclusion therein.  In no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Trust or its shareholders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or negligence in the performance of its duties under this Agreement or by reason of its reckless disregard of its obligations under this Agreement.

The Trust shall not indemnify any person pursuant to this Section 4.3 unless the court or other body before which the proceeding was brought has rendered a final decision on the merits that such person was not liable by reason of his willful misfeasance, bad faith or negligence in the performance of his duties, or his reckless disregard of obligations and duties, under this Agreement (“"disabling conduct”) or, in the absence of such a decision, a reasonable determination (based upon a review of the facts) that such person was not liable by reason of disabling conduct has been made by the vote of a majority of Trustees who are neither "interested persons" of the Trust (as defined in the 1940 Act) nor parties to the proceeding, or in a written opinion by an independent legal counsel retained by the Trust.

The Trust shall advance attorneys’ fees and other expenses incurred by any person in defending any claim, demand, action or suit which is the subject of a claim for indemnification pursuant to this Section 4.3, so long as such person shall: (i) undertake to repay all such advances unless it is ultimately determined that he is entitled to indemnification hereunder; and (ii) provide security for such undertaking, or the Trust shall be insured against losses arising by reason of any lawful advances, or a majority of a quorum of disinterested non-party Trustees of the Trust (or an independent legal counsel in a written opinion) shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such person ultimately will be found entitled to indemnification hereunder.

5.2.  Distributor's Indemnification. The Distributor will indemnify, defend and hold harmless the Trust, the Trust’s several officers and Trustees and any person who controls the Trust within the meaning of Section 15 of the 1933 Act, from and against any losses, claims, damages or liabilities, joint or several, to which any of them may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages, liabilities (or actions or proceedings in respect hereof) arise out of, or are based upon, any breach of its representations and warranties in Section 4.2 hereof or the willful misfeasance, bad faith, or negligence in the performance of its duties under this Agreement or by reason of its reckless disregard of its obligations under this Agreement , or which arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectuses, any Blue Sky Application or any application or other document executed by or on behalf of the Trust, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which statement or omission was made in reliance upon and in conformity with written information furnished to the Trust or any of its several officers and Trustees by, or on behalf of, and with respect to, the Distributor specifically for inclusion therein, and will reimburse the Trust, the Trust’s several officers and Trustees, and any person who controls the Trust within the meaning of Section 15 of the 1933 Act, for any legal or other expenses reasonably incurred by any of them in investigating, defending or preparing to defend any such action, proceeding or claim.

5.3.  General Indemnity Provisions. No indemnifying party shall be liable under its indemnity agreement contained in Section 4.3 or 4.4 hereof with respect to any claim made against such indemnifying party unless the indemnified party shall have notified the indemnifying party in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the indemnified party (or after the indemnified party shall have received notice of such service on any designated agent), but failure to notify the indemnifying party of any such claim shall not relieve it from any liability which it may otherwise have to the indemnified party so long as the indemnifying party was not prejudiced by such delay. The indemnifying party will be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such liability, and if the indemnifying party elects to assume the defense, such defense shall be conducted by counsel chosen by it and reasonably satisfactory to the indemnified party. In the event the indemnifying party elects to assume the defense of any such suit and retain such counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by the indemnified party.

Item 31. Business and other Connections of the Investment Adviser

Information as to the members and officers of Cross Shore Capital Management, LLC, the Registrant’s investment adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the members and officers of the Adviser in the last two years is included in Cross Shore Capital Management, LLC’s application for registration as an investment adviser on Form ADV (File No. 801-65999). The Uniform Application for Investment Adviser Registration filed by Cross Shore Capital Management, LLC under the Investment Advisers Act of 1940, as amended, is incorporated herein by reference.

Item 32. Location of Accounts and Records

(1)	Cross Shore Discovery Fund
2960 N. Meridian Street, Suite 300
Indianapolis, Indiana 46208

(2)	Cross Shore Capital Management, LLC
111 Great Neck Road, Suite 210
Great Neck, New York 11021

(3)	Citco Mutual Fund Services, Inc.
One Columbus Center, 10 West Broad Street
Suite 2475
Columbus, Ohio, 43215

(4)	Ultimus Asset Services, LLC
2960 N. Meridian Street, Suite 300
Indianapolis, Indiana 46208

(5)	The Huntington National Bank, N.A.
41 S. High Street
Columbus, Ohio 43215.

(6)	Citco (Canada), Inc.
2 Bloor Street East, Suite 2700
Toronto, Ontario, Canada, M4W 1A8

(7)	Unified Financial Securities, LLC
2960 N. Meridian Street, Suite 300
Indianapolis, IN 46208

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:
(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)
That, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

	(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C:  Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

	(e)	That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Great Neck and State of New York, on the 24th day of March, 2016.

Cross Shore Discovery Fund
(Registrant)

/s/ Neil Kuttner
Neil Kuttner
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the 24th day of March, 2016:

*By:	/s/ Patricia M. Plavko
Patricia M. Plavko, Attorney in Fact for the Persons Listed Below
Signature	Title

/s/ Neil Kuttner	Trustee; President; Principal Executive Officer
Neil Kuttner

*	Trustee
David J. Gruber

*	Trustee
Thomas E. Niehaus

/s/ Bryan Haft	Treasurer and Principal Financial Officer
Bryan Haft

*By Power of Attorney

INDEX TO EXHIBITS

Exhibit	Description
EX 99.2(h)(1)	Distribution Agreement between the Registrant, Cross Shore Capital Management, LLC and Unified Financial Securities, Inc. dated January 1, 2016
EX A	Powers of Attorney for David J. Gruber and Thomas E. Niehaus, Trustees of the Trust